EXHIBIT 99.1

Recommendation from the nomination committee of Equinor ASA

The nomination committee of Equinor ASA (OSE:EQNR, NYSE:EQNR) recommends that the company's corporate assembly elects Jarle Roth as new chair of the board of directors of Equinor ASA.

Furthermore, the nomination committee recommends re-election of Anne Drinkwater as deputy chair, in addition to Finn Bjørn Ruyter, Haakon Bruun-Hanssen, Mikael Karlsson, Fernanda Lopes Larsen and Dawn Summers as members of the board of directors of Equinor ASA. Jon Erik Reinhardsen, who has been the chair of the board since 2017, would like to resign from the board of directors.

Jarle Roth has been a member of the board since1 December 2025.

Jarle Roth is an independent advisor. Roth has held CEO roles in multiple Norwegian companies, including at Eksportkreditt Norge AS, Arendals Fossekompani ASA, Umoe Group, Schat-Harding and Unitor ASA. His career spans across industrial investment management, change management, energy transition initiatives, financing of Norwegian export industries and global shipping services. He has extensive experience from major listed companies. His boardroom experience includes governance, risk management, strategy, M&A, and sustainability. Internationally, Roth has led and integrated businesses with activities within Europe, Americas and Asia.

Roth has previously served as chair of the nomination committee and corporate assembly of Equinor ASA.

Roth has a MSc of Finance and Business Administration (“siviløkonom”) from the Norwegian School of Economics (NHH).

The election to the board of directors of Equinor ASA will be held in the company's corporate assembly meeting Monday 8 June 2026. It is proposed that the election enters into effect from 1 July 2026 and until the ordinary election of members to the board of directors in June 2027.

Contacts:

  Nils Morten Huseby, chair of the nomination committee
  All enquiries to be directed through Equinor Corporate Press Office, Sissel Rinde, +47 412 60 584.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.